SCHNEIDER WEINBERGER & BEILLY LLP

2200 Corporate Boulevard, N.W.

Suite 210

Boca Raton, Florida 33431

telephone (561) 362-9595

telecopier (561) 362-9612

jim@swblaw.net

September 22, 2008

‘CORRESP’

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C 20549

Re:	Sunwin International Neutraceuticals, Inc. (the “Company”)

Item 4.02 Form 8-K

Filed September 12, 2008

File No. 033-10456

Attention:	Tabatha Akins, Staff Accountant

Ladies and Gentlemen:

This firm represents the Company in connection with the above-captioned filing. The Company is in receipt of the staff’s letter of comment dated September 17, 2008 on such filing. Following are the Company’s responses to such comments. Concurrently, the Company has filed a Current Report on Form 8-K/A.

Item 4.02(a) Form 8-K filed September 12, 2008

1.	Please disclose the circumstances that led to the discovery of the errors described in your Form 8-K.

RESPONSE: The Company has provided disclosure in the Current Report on Form 8-K/A which discloses that the error was discovered during the ordinary course of the preparation of the Company’s consolidated financial statements for the three month period ended July 31, 2008.

2.

Please revise your disclosure to specify whether you have reconsidered, in accordance with Item 307 of Regulation S-K, the adequacy of your previous assertions and disclosures regarding disclosure controls and procedures, specific to the period affected by your decision to restate, particularly in light of the restatement issue that you have described in this 8-K.

RESPONSE: The Company has provided disclosure in the Current Report on Form 8-K/A which discloses that as a result of this error, the Company’s management has determined that it failed to maintain effective controls to review and reconcile intercompany transactions and that these control deficiencies constituted material weaknesses.

3.

Similarly, please revise your disclosure to specify whether you have reconsidered, in accordance with Item 308(T) of Regulation S-K, the adequacy of your previous assertions and disclosures regarding internal controls over financial reporting, for the year ended April 30, 2008, particularly in light of the restatement issue that you have described in this 8-K.

RESPONSE: The Company has provided disclosure in the Current Report on Form 8-K/A which discloses as a result of the restatement of the Company’s financial statements for the year ended April 30, 2008 the Company’s management has subsequently concluded that the Company’s internal control over financial reporting is ineffective.

The Company acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure to staff comments do not foreclose the Commission form taking any action with respect to the filing; and
•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, on September 17, 2008 the Company filed an Annual Report on Form 10-K/A (Amendment No. 2) for the fiscal year ended April 30, 2008 which included a properly dated audit report and a properly dated Consent of Sherb & Co., LLP which was included as Exhibit 23.1. Due to clerical oversight, both the audit report and exhibit included in Annual Report on Form 10-K/A (Amendment No. 1) for the fiscal year ended April 30, 2008 failed to include the dual date of the audit report. In response to oral comments from the staff of the Securities and Exchange Commission, the Company has also filed an Annual Report on Form 10-K/A (Amendment No. 3) for the fiscal year ended April 30, 2008 which includes the properly dated audit report together with the restated financial statements which were previously included in Amendment No. 1.

We trust the foregoing sufficiently responds to the staff’s comments.

Sincerely,

/s/ James M. Schneider

James M. Schneider

cc:	Ms. Dongdong Lin